CAMBIOR 2005 ANNUAL REPORT	39

AUDITORS' REPORT

To the Shareholders of Cambior Inc.

We have audited the consolidated balance sheets of Cambior Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada
February 20, 2006

Comments by Auditors for American Readers on Canada-US Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Notes 3 and 24A to the consolidated financial statements. Our report to the shareholders dated February 20, 2006 is expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Montréal, Canada
February 20, 2006

40	CAMBIOR 2005 ANNUAL REPORT

CONSOLIDATED OPERATIONS

Years ended December 31
(In thousands of United States dollars, except for amounts per share)	Note	2005	2004	2003
		$	$	$
Revenues
Mining operations		367,887	299,981	190,869
Investment and other income		598	937	2,997
		368,485	300,918	193,866
Expenses
Mining operations		282,219	224,511	151,804
Depreciation, depletion and amortization		47,931	46,937	28,734
Exploration and business development		5,962	10,201	7,572
General and administrative		10,884	8,917	6,083
Financial expenses		4,692	4,117	1,923
Stock-based compensation	17	1,595	1,580	—
Loss (Gain) on foreign exchange		98	1,103	(1,862)
		353,381	297,366	194,254
Earnings (Loss) before the undernoted items		15,104	3,552	(388)
Gain on disposal of assets		12,540	—	—
Non-hedge derivative gain	21	2,697	2,551	635
Gain on foreign exchange from reduction in net investment	19	742	—	—
Impairment loss and restructuring costs	4	—	(73,152)	—
Income and mining taxes	20	(9,961)	(6,160)	554
Non-controlling interest		(920)	(565)	—
Net earnings (loss)		20,202	(73,774)	801

Basic net earnings (loss) per share		0.07	(0.30)	0.00
Diluted net earnings (loss) per share		0.07	(0.30)	0.00

Basic weighted average number of common shares outstanding (in thousands)	16	274,339	249,321	187,953
Diluted weighted average number of common shares outstanding (in thousands)	16	275,890	249,321	190,577
The accompanying notes are an integral part of the consolidated financial statements.

CAMBIOR 2005 ANNUAL REPORT	41
CONSOLIDATED CONTRIBUTED SURPLUS AND DEFICIT

Years ended December 31 (In thousands of United States dollars)	Note	2005	2004	2003
		$	$	$
CONTRIBUTED SURPLUS
Balance, beginning of year, as previously reported		17,039	—	—
Restatement for the fair value of options granted in prior years	3	—	15,661	—
Restated balance, beginning of year		17,039	15,661	—
Stock-based compensation	17	1,595	1,580	—
Options exercised and transferred to capital stock	17	(262)	(202)	—
Common share purchase options expired	16	6	—	—
Balance, end of year		18,378	17,039	—

DEFICIT
Balance, beginning of year, as previously reported		(204,477)	(111,006)	(107,448)
Prior years' adjustment to reflect change in accounting for asset retirement obligations	3	—	2,082	1,930
		(204,477)	(108,924)	(105,518)
Restatement for stock-based compensation	3	—	(15,873)	—
Restated balance, beginning of year		(204,477)	(124,797)	(105,518)
Net earnings (loss)		20,202	(73,774)	801
Share and warrant issue expenses, net of income taxes		(66)	(5,906)	(4,207)
Balance, end of year		(184,341)	(204,477)	(108,924)
The accompanying notes are an integral part of the consolidated financial statements.

42	CAMBIOR 2005 ANNUAL REPORT

CONSOLIDATED CASH FLOWS

Years ended December 31 (In thousands of United States dollars)	Note	2005	2004	2003
		$	$	$
OPERATING ACTIVITIES
Net earnings (loss)		20,202	(73,774)	801
Disbursement – asset retirement obligations	14	(3,427)	—	—
Deferred gains		—	—	(680)
Non-cash items
Deferred revenue – delivery of gold on the prepaid forward	12	(12,222)	(12,222)	(12,222)
Depreciation, depletion and amortization		47,931	46,937	28,734
Amortization of deferred stripping costs		—	4,754	5,741
Accretion expense – asset retirement obligations	14	1,832	1,787	995
Impairment loss	4	—	71,211	—
Amortization of deferred gains/losses		(489)	(3,953)	(865)
Unrealized non-hedge derivative loss (gain)	21	(733)	(9,339)	1,428
Stock-based compensation		1,595	1,580	—
Future income and mining taxes	20	11,964	5,704	—
Non-controlling interest		920	565	—
Gain on disposal of assets		(12,540)	—	—
Others		(878)	961	915
		54,155	34,211	24,847
Changes in non-cash working capital items	5	(13,620)	3,794	(646)
Cash flow from operating activities		40,535	38,005	24,201

INVESTING ACTIVITIES
Short-term investments		33,846	32,924	(41,562)
Investments		3,846	(14,180)	(1,057)
Net disposition (acquisition) of assets and businesses	9	10,163	(56,730)	3,230
Property, plant and equipment		(89,697)	(76,238)	(110,404)
Cash flow used in investing activities		(41,842)	(114,224)	(149,793)

FINANCING ACTIVITIES
Long-term debt – Borrowings		18,084	2,097	55,000
Long-term debt – Repayments		(21,047)	(20,753)	(28,735)
Deferred charges		(1,260)	(36)	(1,790)
Common shares issued net of issue expenses		336	87,150	113,183
Cash flow from (used in) financing activities		(3,887)	68,458	137,658

Effect of changes in the exchange rate on cash held in foreign currency		(244)	331	(1,211)
Net increase (decrease) in cash and cash equivalents		(5,438)	(7,430)	10,855
Cash and cash equivalents, beginning of year		21,020	28,450	17,595
Cash and cash equivalents, end of year	6	15,582	21,020	28,450
The accompanying notes are an integral part of the consolidated financial statements.

CAMBIOR 2005 ANNUAL REPORT	43
CONSOLIDATED BALANCE SHEETS

As at December 31 (In thousands of United States dollars)	Note	2005	2004
		$	$
ASSETS
Current assets
Cash and short-term investments	6	15,582	54,866
Receivables		41,497	22,227
Production inventories		13,209	13,691
Supplies inventory and prepaid expenses		43,378	37,903
Current portion of deferred losses	13	—	4,646
Fair value of non-hedge derivatives		1,082	1,549
Future income and mining tax assets	20	14,679	12,985
		129,427	147,867
Investments and other assets	7	31,433	20,748
Property, plant and equipment	8	454,866	398,847
Assets held for sale	9	—	22,952
Future income and mining tax assets		5,628	—
		621,354	590,414

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		54,667	61,133
Current portion of long-term liabilities	10	23,642	36,868
Fair value of hedge derivatives	21	9,463	—
		87,772	98,001
Long-term debt	11	41,793	44,442
Deferred gains	13	—	204
Liability for asset retirement obligations and others	14	33,805	25,959
Accrued benefit liabilities	15	5,644	5,638
Fair value of hedge derivatives	21	4,066	14,273
Future income and mining tax liabilities	20	39,846	21,117
Non-controlling interest		6,708	5,788
		219,634	215,422

SHAREHOLDERS' EQUITY
Common shares and options	16	546,156	545,498
Equity component of convertible debenture		262	262
Contributed surplus		18,378	17,039
Deficit		(184,341)	(204,477)
Cumulative translation adjustment	19	21,265	16,670
		401,720	374,992
		621,354	590,414
Commitments and contingencies	21
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Robert Normand	Louis P. Gignac
Director	Director

44	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

1. Incorporation and Operations

Cambior Inc. ("Cambior" or the "Company"), continued and existing under Part 1A of the Companies Act (Québec), is engaged in the exploration, development and operation of gold mining properties. The Company also owns and operates niobium and refractory grade bauxite mines. The Company's main operating units are located in Canada, Guyana and Suriname.

2. Accounting Policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). As described in Note 24, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("United States" or "US") ("US GAAP"). The principal accounting policies followed by the Company are as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of Cambior and of its subsidiaries. The Company's share in joint ventures is accounted for using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect the consolidated financial statements, and actual results could differ from these estimates. Significant areas where management judgment is applied are mineral reserves, asset valuations, contingent liabilities, asset retirement obligations, employee future benefit costs, fair value of derivative instruments, and future income and mining taxes. In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Foreign Currency Translation

The US dollar is the reporting currency of the Company.

The functional currency of Canadian mining activities is the Canadian dollar. Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year. Translation adjustments arising from changes in exchange rates are deferred and included in a separate component of shareholders' equity.

The US dollar is the functional currency for the Company's activities in Guyana, Suriname and French Guiana, inasmuch as all proceeds from the sale of production are in US dollars and the majority of the disbursements made for the Omai Gold mine, Omai Bauxite mine, Rosebel mine and Camp Caiman project are in US dollars.

Other monetary assets and liabilities in currencies other than the respective functional currencies are translated at the exchange rate in effect at the balance sheet date, whereas other non-monetary assets and liabilities in such currencies are translated at the exchange rate in effect at the transaction date. Revenues and expenses in such currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization which are translated at the historical rate. Gains and losses are recorded in operations for the year.

Cash and Cash Equivalents

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and fair value.

Short-term Investments

Short-term investments consist of investments in money market instruments with an original term of three months or more, but no longer than one year, that are carried at the lower of cost and fair value.

CAMBIOR 2005 ANNUAL REPORT	45

Production Inventories

Production inventories are valued at the lower of average production cost and net realizable value. Depreciation, depletion and amortization are treated as a product cost, and are expensed when the product is sold.

Supplies Inventory

Supplies inventory is valued at the lower of average cost and replacement cost.

Property, Plant and Equipment

(i) Property, Plant and Equipment

Property, plant and equipment are accounted for at cost. The depreciation, depletion and amortization of mining properties, development expenses and buildings and equipment related to mines are based on the units of production method over the estimated economic life of the related deposit. However, if the anticipated useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life.

Other property, plant and equipment are depreciated under the straight-line method according to their anticipated useful lives, which is ten years for office furniture, five years for vehicles and office equipment and the term of the lease for leasehold improvements.

(ii) Capitalization of Financial Costs

Financial costs are capitalized when relating to indebtedness incurred to finance construction and development activities, prior to the commencement of commercial production.

(iii) Deferred Stripping Costs

Prior to 2005, mining costs associated with stripping activities were deferred in the case of an open pit mine if the actual ratio of total tonnes of material mined relative to gold production, in a given year, was higher than the estimated average ratio for the life of the mine. These mining costs were subsequently charged to operations and included in mining operations expenses in the periods during which said ratio was lower than the estimated average ratio for the life of the mine.

(iv) Exploration Properties

Exploration expenses incurred to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are charged to operations; exploration and development expenses incurred subsequent to this date are allocated to property, plant and equipment under mining projects. Significant payments related to the acquisition of land and mineral rights are capitalized.

(v) Impairment of Long-lived Assets

The Company periodically reviews the carrying amount of its property, plant and equipment. An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Net estimated future cash flows, on an undiscounted basis, from each mine and mining project are calculated based on anticipated future metal production (proven and probable reserves as well as mineral resources having the potential of being economically recoverable), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates. In that event, the asset must be written down to its fair value and an impairment loss recorded in the results of operations. The fair value is based on the present value of the estimated cash flows. Management's estimate of future cash flows is subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's property, plant and equipment.

Deferred Charges

Financing charges and charges related to the prepaid gold forward sales agreement are amortized following the scheduled payments of the credit facility and the sales agreement.

46	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Accounting Policies (continued)

Commodity Contracts and Financial Instruments

The Company enters from time to time into commodity contracts, prepaid forward sales agreements and foreign exchange contracts to manage the price volatility of the commodities produced at its operating mines and the foreign currency exposure for its Canadian and French Guiana operations. The Company also enters into foreign exchange contracts to minimize the exposure to changes in fair value of short-term investments as a result of fluctuations in foreign exchanges rates.

i) Hedge Derivative Instruments

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. This process includes linking all hedging derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.

Gold fixed forward sales and spot deferred sales

The objective of these instruments is to reduce the variability of the cash flows from forecasted sales of gold production. Changes in the cash flows from gold fixed forward sales and spot deferred sales (forward transactions) are expected to be highly effective at offsetting changes in the expected cash flows from forecasted sales of gold production due to changes in sales prices. The forward transactions, for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Where there is high certainty of delivery of gold production, the Company designates a timing of production delivery. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production with the change in the fair value of the forward contracts. Expected cash flows from forecasted sales are based on forward prices. The fair value of gold hedge derivative instruments is not included on the balance sheet unless the instrument does not meet the hedge accounting method requirements. Proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. When the Company delivers gold production against such contracts at a date earlier than anticipated or liquidates the contract before that date, any gain or loss is recognized as a deferred gain or loss on the balance sheet. Subsequently, this deferred gain or loss is accounted for in the statement of operations as an increase/decrease in revenues for the period of the corresponding hedged item's original designation date. If the Company delivers gold production against such contracts at a date later than anticipated, the Company accounts for the related gain or loss in revenues on the original designation date.

Foreign exchange fixed forwards contracts to hedge changes in cash flows

For the Canadian and French Guiana operations, the Company also enters into foreign exchange fixed forwards and spot deferred contracts (foreign exchange contracts) whereby it commits to deliver US currency in exchange for Canadian dollars or Euros. Because all of the Company's revenues are derived in US funds and expenditures incurred by such operations are denominated in Canadian dollars and Euros, the Company enters into such contracts to meet the operations' needs in Canadian dollars and Euros. The objective of these instruments is to reduce the variability of the cash flows from forecasted sales of gold denominated in US dollars for the Canadian operations and expenditures denominated in Euros for the French Guiana operations. Hedge effectiveness is measured by comparing the changes in the present value of gold sales denominated in US and expenditures denominated in Euros with the change in the fair value of the foreign exchange contracts.

The fair value of foreign exchange hedge derivative instruments is not included on the balance sheet unless the instrument does not meet the hedge accounting method requirements. Forward contracts used to hedge specific transactions having fixed terms, such as amount, price and timing of delivery for Canadian operations or anticipated capital and operating expenditures for the French Guiana operations are accounted for using the hedge accounting method. If foreign exchange contracts are repurchased before the original designation date, any gain or loss is recognized as a deferred gain or loss on the balance sheet. Subsequently, this deferred gain or loss is accounted for in the statement of operations as an increase/decrease in revenues for Canadian operations and expenses or capital expenditures for French Guiana operations, for the period of the corresponding hedged item's original designation date. If foreign exchange contracts are repurchased after the original designation date, the Company accounts for the related gain or loss in revenues for Canadian operations and expenses or capital expenditures for French Guiana operations, on the original designation dates.

CAMBIOR 2005 ANNUAL REPORT	47

ii) Non-hedge Derivative Instruments

Prior to 2005, in some cases, the Company utilized instruments with optionalities (call options, variable volume forwards ("VVF") and lease rate swaps) as part of its revenue protection program. Transactions in which there was no certainty for one or more of its key components (price, delivery date, quantity) did not meet the conditions of hedge accounting, and were treated as "non-hedge derivatives" and marked to market. Gold purchase commitments, including those used to offset optionalities, are also marked to market. The Company obtains a valuation from a counterparty of its portfolio of gold commitments for each reporting period. This market valuation is based on forward rates and considers the market price, rate of interest, gold lease rate and volatility. The fair value of the non-hedge instruments is included on the balance sheet and the change in market value from the previous reporting period is included in the operations statement as a non-hedge derivative gain or loss. The variation in these valuations can be significant and can have a material impact on earnings.

If non-hedge derivative instruments (call options and VVF) are converted into hedge derivative instruments (fixed forwards) and included in a hedging relationship, any change in the fair value of the instrument after the conversion date is recognized in revenues as explained previously in section i).

iii) Prepaid Gold Forward Sales Contract

Since the delivery of the gold production related to the prepaid gold forward sales contract is probable, the Company considers this contract as a normal sales contract. Initial proceeds from prepaid gold forward sales contracts are accounted for as deferred revenue and are recognized in revenues from mining operations when the related ounces of gold are delivered.

iv) Ounces of Gold Receivable

Following the disposal of the Carlota Copper project, Cambior will receive ounces of gold. The fair value of the ounces of gold receivable was determined based on forward prices at the closing date and a risk premium. Cambior recognized both an amount for gold receivable and a related discount. The gold receivable is revaluated at each balance sheet date at the current spot price and the variation is accounted for under the "non-hedge derivative gain/loss" caption in the statement of operations. The discount is amortized up to the time of deliveries and is accounted for under the "investment income" caption in the statement of operations.

Asset Retirement Obligations

Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur. The Company recognizes, when the legal obligation is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase in the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset. The depreciation expense is included in the operations statement and accounted for in accumulated depreciation, depletion and amortization. An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in mining operations and added to the asset retirement obligation. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

48	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Accounting Policies (continued)

Employee Future Benefit Plans

The Company accrues its obligations under employee future benefit plans and the related costs, net of plan assets.

The cost and accrued benefit obligations are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for that period and the expected long-term rate of return of plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service periods are summarized in Note 15. The transitional asset is amortized on a straight-line basis over 16 years.

Income and Mining Taxes

The Company uses the tax asset and liability method to recognize and measure future income taxes. Under this method, future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases. Cambior records a valuation allowance against any portion of these future income tax assets that it believes will not more likely than not, be realized. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

Stock-based Compensation

Under its stock option plan, the Company grants common share purchase options to directors and key employees of the Company. Stock-based compensation plans are accounted for using the fair value-based method of accounting. Compensation costs, measured at the grant date based on the fair value of the options and recognized over the related service period, are accounted for as an expense in the statement of operations and credited to contributed surplus. Consideration paid by employees when the options are exercised, as well as the fair value at the grant date of options exercised, are added to capital stock.

Revenue Recognition

Revenues from gold, niobium and bauxite sales that represent more than 98.7% (98.5% in 2004) of revenues from mining operations are recognized when the following conditions are met:

  Persuasive evidence of an arrangement exists;

  Delivery has occurred under the terms of the arrangement;

  The price is fixed or determinable; and

  Collection is reasonably assured.

For gold sold under forward sales contracts or in the spot market, it is considered that delivery has occurred on transfer of title to the gold to counterparties.

For niobium and bauxite sold under specific contracts, it is considered that delivery has occurred on transfer of the rights and obligations to buyers.

Revenues from contracting services are recognized as services are rendered.

CAMBIOR 2005 ANNUAL REPORT	49

Earnings (Loss) per Share

The calculation of earnings (loss) per share is based upon the weighted average number of shares outstanding each year. The treasury stock method is used to determine the dilutive effect of stock options and warrants.

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in 2005.

3. Changes in Accounting Policies

Stock-based Compensation

On January 1, 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not use the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

The following table presents the impact of the previously-described changes as at January 1, 2004:

$
Fair value of options granted from 1995 to 2003 applied to deficit	15,873
Fair value of options exercised from 1995 to 2003 transferred to common shares	(212)
Residual amount applied to contributed surplus	15,661

Asset Retirement Obligations

On January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, "Accounting for Asset Retirement Obligations" which establish standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.

This change in accounting policy was applied retroactively and reflected in the consolidated financial statements as follows:

	2004	2003
	$	$
Consolidated balance sheet:
Increase in property, plant and equipment	10,953	5,440
Increase in asset retirement obligations	10,731	3,358
Increase in shareholders' equity	222	2,082

Consolidated operations:
Decrease in mining operations expenses	387	863
Increase in depreciation, depletion and amortization	991	711
Increase (Decrease) in net earnings	(604)	152

50	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Changes in Accounting Policies (continued)

Flow-through Shares

In March 2004, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 146, "Flow-through shares", identifying two issues as a result of varying practices related to the date of recognition of the future tax liability and the recognition of previously unrecorded future income tax assets caused by the renouncement of expenditures relating to flow-through shares. The future income tax liability must be recognized, and the shareholders' equity reduced, on the date that the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. Cambior adopted this pronouncement in 2004 which resulted in the recognition of a future income tax liability of $1,219,000 offset by the recognition of a corresponding amount of unrecognized tax losses incurred previously.

4. Impairment Loss and Restructuring Costs

In accordance with its accounting policies, the Company reviewed the carrying value of the Doyon mine at year-end 2004 based on its long-term plan and updated mineral reserves and determined that an impairment loss was necessary in 2004.

Net estimated future cash flows from the Doyon mine were calculated, on an undiscounted basis, based on management's best estimates of future gold production, which were established using long-term gold price and foreign exchange rate assumptions. Future expected operating costs, capital expenditures and asset retirement obligations were based on the life of the mine. The fair value was calculated by discounting the estimated future net cash flows using a single interest rate, commensurate with the risk.

The impairment loss also required the write-off of previously deferred losses and the set-up of a hedge derivative loss for forward contracts attributable to Doyon.

This loss is summarized as follows:

2004
$
Impairment loss	52,645
Write-off of deferred losses	4,293
Hedge derivative loss in relation with the fair value of forward sales commitments	14,273
71,211
Restructuring costs	1,941
73,152

5. Financial Information Included in the Consolidated Statement of Cash Flows

(a) Changes in non-cash working capital items

	2005	2004	2003
	$	$	$
Receivables	(7,667)	(3,841)	(711)
Production inventories	482	(293)	(2,667)
Supplies inventory and prepaid expenses	(5,117)	(8,199)	(1,312)
Accounts payable and accrued liabilities	(1,318)	16,127	4,044
	(13,620)	3,794	(646)

Some changes in non-cash working capital items for major projects in construction are included in investing activities. These are considered as investing activities because they relate to the construction, or the constitution of working capital prior to commercial production. When commercial production begins, changes in non-cash working capital items are presented under operating activities. Changes in non-cash working capital items related to acquisition of assets are included in investing activities.

CAMBIOR 2005 ANNUAL REPORT	51

(b) Cash flows relating to interest and income and mining taxes

	2005	2004	2003
	$	$	$
Interest paid	3,273	2,500	1,343
Income and mining taxes paid (received)	247	451	(361)

6. Cash and Short-term Investments

	2005	2004
	$	$
Cash	1,920	7,438
Short-term investments with initial maturities of less than three months, bearing
interest at rates varying from 3.20% to 4.15% (2.10% to 2.45% in 2004)(a)	13,662	13,582
Cash and cash equivalents	15,582	21,020
Short-term investments with initial maturities of more than three months but less
than six months, bearing interest at rates varying from 2.02% to 2.48% in 2004(b)	—	33,846
Cash and short-term investments	15,582	54,866

(a) Some of these short-term investments totalling $172,000 (C$200,000) ($1,082,000 (C$1,300,000) in 2004) were denominated in Canadian dollars.
(b) Some of these short-term investments totalling $9,033,000 (C$10,857,000) in 2004 were denominated in Canadian dollars.

7. Investments and Other Assets

	2005	2004
	$	$
Shares of publicly-traded companies, at cost net of provision for decline in market value(a)	14,103	15,820
Ounces of gold receivable related to the disposal of the Carlota project (Note 9)	24,850	—
Debt service accounts (Note 11 b) and c))	812	—
Restricted cash deposit per closure cost guarantees (Note 14)	533	—
Residual proceeds receivable of $2,000,000 from the sale of a project, discounted at 6.125%	—	1,912
Promissory note receivable from a supplier and others	833	2,454
Accrued benefit asset (Note 15)	1,248	563
	42,379	20,749
Deferred charges	2,412	1,911
	44,791	22,660
Current portion included in receivables	13,358	1,912
	31,433	20,748

(a) Some of these shares dollars totalling $14,055,000 (C$18,366,000) ($15,772,000 (C$20,608,000) in 2004) were denominated in Canadian dollars. A provision of $1,024,000 was accounted for to reflect a permanent decline in one investment.

52	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. Property, Plant and Equipment

			2005
		Accumulated
		depreciation,
		depletion and
	Cost	amortization(1)	Net
	$	$	$
Mining properties	164,560	66,853	97,707
Development expenses(2)	509,848	408,022	101,826
Land, buildings and equipment relating to mines	510,835	326,236	184,599
Other	17,035	15,394	1,641
	1,202,278	816,505	385,773
Mining projects	69,093	—	69,093
	1,271,371	816,505	454,866

			2004
		Accumulated
		depreciation,
		depletion and
	Cost	amortization(1)	Net
	$	$	$
Mining properties	144,402	56,682	87,720
Development expenses(2)	467,463	381,219	86,244
Land, buildings and equipment relating to mines	446,367	295,385	150,982
Other	14,583	13,005	1,578
	1,072,815	746,291	326,524
Mining projects(3)	86,958	14,635	72,323
	1,159,773	760,926	398,847

(1) Includes impairment loss.

(2) In 2005, an amount of $999,000 of government assistance was accounted for as a reduction of development expenses ($957,000 in 2004).

(3) The costs of mining projects include accumulated depreciation related to the transfer of equipment between subsidiaries.

9. Acquisition and Disposition of Assets and Businesses

The following table presents the cash impact of acquisition and disposition of assets and businesses:

	2005	2004	2003
	$	$	$
Disposal of Carlota Project	14,299	—	—
Consolidation of the ownership of the Sleeping Giant mine	(4,136)	—	—
Acquisition of Sequoia Minerals Inc.	—	(42,019)	—
Privatization of Linden Bauxite operations in Guyana and creation of Omai Services Inc.	—	(14,711)	—
Acquisition of Camp Caiman Project	—	—	3,230
	10,163	(56,730)	3,230

CAMBIOR 2005 ANNUAL REPORT	53

Disposal of the Carlota Copper Project

On December 21, 2005, Cambior completed the sale of the Carlota Copper project ("Carlota") through the transfer of all shares of Cambior USA, Inc. ("Cambior USA") for an initial consideration of $38,630,000. Under the terms of the agreement, Cambior received, at closing, a cash consideration of $15,000,000, and will receive, commencing on March 31, 2006, eight quarterly deliveries of 6,250 ounces of gold. The fair value of the ounces of gold receivable was determined to be $23,630,000 based on forward prices at the closing date and a 3.0% risk premium. As the gold spot price was $489 per ounce on the closing date, Cambior recognized both a $24,450,000 gold receivable and a related discount of $820,000. The gold receivable is revaluated at each balance sheet date at the current spot price and the variation is accounted for under the "non-hedge derivative gain" caption in the statement of operations (Note 21). The discount is amortized up to the time of deliveries and is accounted for under the "investment income" caption in the statement of operations.

To conclude this transaction, Cambior incurred $1,001,000 of commission and fees. The net gain on disposal was $12,552,000. The USA tax losses carried forward of Cambior USA were also transferred to the buyer. Also following this disposition, Cambior has realized, for income tax purposes, a capital loss in the amount of $41,837,000 on which no future tax asset was recognized.

At December 31, 2005, the revaluation of the gold receivable at a spot price of $513 per ounce, resulted in the recognition of a $1,200,000 gain.

The final four gold deliveries may be deferred if the buyer is unable to begin construction at Carlota by the first quarter of 2007. The deferral cannot however be extended beyond June 30, 2010. Following an agreed-upon drilling program of approximately 3,000 meters, Cambior may receive up to an additional $4,000,000 in cash based on the estimated copper contained in defined areas.

As security regarding the gold deliveries, the buyer:

(i) pledged all shares of Cambior USA and of Carlota Copper Company ("CCC"), a wholly-owned subsidiary of Cambior USA and the direct owner of Carlota; and

(ii) granted first rank security interests in all moveables and immoveables of Cambior USA and of CCC, in Cambior's favor; such first ranking being subject to existing royalties on Carlota and security interests to be granted in connection with project financing for Carlota, if and when applicable, which shall rank pari passu with Cambior's security.

The carrying value of the Carlota project as at December 31, 2004, was classified as assets held for sale on the consolidated balance sheet. All expenditures related to the Carlota project were capitalized and included in investing activities: $2,125,000 in 2005, $5,888,000 in 2004 and $1,654,000 in 2003.

Consolidation of the Ownership of the Sleeping Giant Mine

Effective April 30, 2005, the Company purchased the remaining 50% interest in the Sleeping Giant mine for a cash consideration of $4,136,000 (C$5,205,000). The transaction was accounted as an acquisition of assets.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

$
Current assets	606
Investments	815
Property, plant and equipment(1)	6,041
Total assets acquired	7,462
Current liabilities	1,643
Liability for asset retirement obligations and others	1,643
Assumption of long-term debt	40
Total liabilities assumed	3,326
Net assets acquired	4,136
Consideration
Net disbursement	4,136

(1) Property, plant and equipment consist of mining properties, land, buildings and equipment relating to mines.

54	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Acquisition and Disposition of Assets and Businesses (continued)

Acquisition of Sequoia Minerals Inc.

On July 2, 2004, Cambior acquired Sequoia Minerals Inc. ("Sequoia") through a merger transaction, thereby consolidating the ownership of the Niobec mine. Sequoia held a 50% interest in the Niobec mine and was the mine operator. Cambior purchased the remaining interest for $42,019,000 in cash and issued 2,241,000 of its shares valued at $6,292,000. This value was determined based on an exchange ratio of one Cambior share for each 6.3 Sequoia shares.

The transaction with Sequoia was accounted as a business combination using the purchase method of accounting. Cambior estimated a liability for asset retirement obligations relating to the closure of a non-strategic division. Cambior also accounted for a provision of $422,000 for involuntary termination benefit expenses.

As the acquired company was liquidated into Cambior on January 1, 2005, the future income tax assets previously considered in Sequoia's financial statements were re-evaluated based on its estimated profit for the period preceding the liquidation. No future tax liability was recorded with respect to the excess of purchase price paid over book value as it was assumed that, as a result of the acquisition, such future liability would be settled against some of Cambior's not-yet recorded future tax assets. However, a future mining duties liability of $589,000 was recorded to reflect the higher values for accounting than for mining duties existing in Sequoia at the time of acquisition. The initial allocation of the purchase price was adjusted in 2005.

The following table summarizes the adjusted value of the assets acquired and the liabilities assumed at the date of acquisition:

$
Current assets	12,999
Investments	153
Property, plant and equipment	58,227
Future income tax assets	41
Total assets acquired	71,420

Current liabilities	4,981
Assumption of long-term debt	14,061
Assumption of debentures	1,015
Asset retirement obligations	822
Accrued benefit liability(1)	1,369
Future mining tax liabilities	589
Total liabilities assumed	22,837
Net assets acquired	48,583

Consideration
Disbursement(2)	42,019
Issuance of Cambior shares	6,292
Conversion option on convertible debenture	262
Fair value of Sequoia common share purchase options converted into Cambior options	10
48,583

(1) In 2005, a portion of this accrued benefit liability was transferred to a company previously associated with Sequoia (Note 15).

(2) The Company entered into foreign exchange fixed forward contracts to hedge the foreign exchange risk related to the disbursement in Canadian dollars at a foreign exchange rate of 1.3619.

CAMBIOR 2005 ANNUAL REPORT	55

Privatization of Linden Bauxite Operations in Guyana

In December 2004, Cambior completed a transaction with the Government of Guyana for the privatization of certain assets of Linden Mining Enterprise Limited (Linmine), a bauxite mining and processing operation wholly-owned by the Government of Guyana.

A new company, OMAI Bauxite Mining Inc. (OBMI), has been incorporated and is owned 70% by Cambior and 30% by the Government of Guyana. The main privatized assets contributed by the Government of Guyana are the processing plant along with service facilities and the Montgomery mine totalling $5,223,000. Cambior contributed an amount of $12,187,000 to acquire its 70% participation including $5,000,000 cash and the balance in mine equipment transfers from OMAI Gold Mines Ltd. (OGML).

This transaction also included the creation of Omai Services Inc. (OSI), a wholly-owned Cambior'subsidiary which was granted a licence to generate and sell electricity to OBMI and another customer under a 15-year agreement.

Camp Caiman Project

On November 29, 2003, the Company acquired the Camp Caiman advanced gold exploration project located in French Guiana, South America, and other assets and liabilities through a merger agreement with Ariane Gold Corp. ("Ariane"). The transaction with Ariane was accounted as an acquisition of assets.

Under the terms of the agreement, Cambior issued 14,834,621 common shares to Ariane shareholders valued at $2.64 (C$3.58) each, based on the closing prices of the companies' respective shares on the Toronto Stock Exchange on the date the transaction was announced. The Company also allowed the holders of 1,266,000 options issued under the Ariane employee option plan to obtain corresponding options of Cambior (based on the relevant exchange ratio) and to hold them until their original scheduled expiry.

The value of the net assets acquired has been established as follows:

$
Cash and cash equivalents	3,230
Current assets	186
Investment(1)	(396)
Property, plant and equipment – mining projects	49,615
Total assets acquired	52,635

Current liabilities	2,276
Assumption of long-term debt	9,711
Total liabilities assumed	11,987
Net assets acquired	40,648

Consideration
Issuance of Cambior shares	39,203
Fair value of Ariane common share purchase options converted into Cambior options(2)	1,445
40,648

(1) Prior to the transaction, the Company held a minority investment in shares of Ariane.

(2) The options granted upon the merger agreement with Ariane were valued at their fair value using the Black-Scholes option-pricing model taking into account an expected life of six months, a semi-annual risk-free interest rate of 3.11%, a volatility of 54% and a nil dividend.

56	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Current Portion of Long-term Liabilities

	Note	2005	2004
		$	$
Current portion of:
Long-term debt	11	21,222	20,787
Deferred revenue	12	—	12,222
Deferred gains	13	119	—
Asset retirement obligations	14	1,895	3,754
Accrued benefit liabilities	15	406	105
		23,642	36,868

11. Long-term Debt

	Total	Scheduled payments						Total
	2005	2006	2007	2008	2009	2010	2011+	2004
	$	$	$	$	$	$	$	$
2003 Credit facility(a)	32,000	14,000	14,000	4,000	—	—	—	50,000
Balance of purchase price
Rosebel(e)	—	—	—	—	—	—	—	1,000
Grassalco(f)	1,503	816	687	—	—	—	—	2,276
Non-participating shares(g)	1,400	480	480	440	—	—	—	1,880
Convertible debenture(h)	1,256	1,256	—	—	—	—	—	1,173
Others	938	175	365	132	101	75	90	1,100
Subtotal	37,097	16,727	15,532	4,572	101	75	90	57,429
Non-recourses debt
Credit facility – OBMI(b)	10,000	—	626	914	1,014	1,125	6,321	—
Credit facility – OSI(c)	8,000	419	613	679	754	836	4,699	—
Balance of purchase
price-Camp Caiman(d)	7,918	4,076	—	3,842	—	—	—	7,800
Subtotal	25,918	4,495	1,239	5,435	1,768	1,961	11,020	7,800
Total	63,015	21,222	16,771	10,007	1,869	2,036	11,110	65,229
Current portion	21,222							20,787
Long-term portion	41,793							44,442

(a) 2003 Credit Facility

On February 7, 2003, Cambior entered into a new Credit facility agreement ("2003 Credit facility") with a banking syndicate. The 2003 Credit facility initially consisted of a non-revolving term loan and a revolving credit facility.

In 2004, a Credit facility amendment to delay the reimbursement schedule by nine months commencing March 31, 2005 was agreed upon. The new repayment schedule consists of four quarterly payments of $3,500,000 in 2006, four quarterly payments of $3,500,000 in 2007 and three quarterly payments of $1,333,000 in 2008.

In October 2005, Cambior agreed to an amendment to its 2003 Credit facility with its lenders to increase the revolving credit facility from $10,000,000 to $15,000,000, and to change the basis for calculating interest rates and fees. In accordance with this amendment, the interest margin above LIBOR rate will henceforth vary according to the ratio of Total Net Senior Debt to EBITDA. The Total Net Senior Debt is defined as the aggregate amount of the debt less cash and subordinated debt. The EBITDA is defined as the consolidated net income plus interest expense, depreciation, amortization expense and income tax expense. Committed facilities carry a weighted average standby fee of 0.30% per annum on the unutilized portion of the 2003 Credit facility.

CAMBIOR 2005 ANNUAL REPORT	57

At December 31, 2005, the $15,000,000 revolving portion of the 2003 Credit facility, maturing on September 30, 2008, was unutilized except for $6,701,000 in letters of credit issued to guarantee certain corporate obligations. Prior to the 2005 amendment, the 2003 Credit facility bore interest at the LIBOR rate plus 2.50%, until achievement of completion at the Rosebel project which occurred in late 2004. From January 2005 until November 2005, the interest margin above LIBOR varied from 1.50% to 2.25% based on the Loan Life Protection Ratio ("LLPR"). The LLPR was defined as the ratio of the present value (discounted at a rate of 8% per annum) of projected cash flow available for debt service to the total net senior debt. As at December 31, 2005, the effective interest rate was 5.87% (4.81% as at December 31, 2004).

The 2003 Credit facility is secured by the Company's interests in the Doyon, Mouska, Sleeping Giant, Niobec and Rosebel mines, and is subject to various covenants, financial ratios and prepayments in the event of future financings.

(b) Credit Facility – OBMI

In 2004, OBMI entered into a $10,000,000 credit facility with a Caribbean financial institution on a non-recourse basis, but subject to a $5,000,000 construction cost-overrun guaranty from Cambior. This facility has a 10-year term and an interest rate of 10.5% per year and is used to refurbish the bauxite processing plant and infrastructure. An amount of $10,000,000 was borrowed during 2005. Interest only is to be paid monthly during the first two years. Thereafter, the facility is to be reimbursed by 32 equal consecutive quarterly payments including interest until 2015. This credit facility is secured by a first debenture over the fixed and floating assets of OBMI, together with a collateral mortgage over the properties and the buildings constructed thereon. It is also secured by an assignment of the proceeds of the sales agreements. OBMI must also maintain a debt service account in the amount of one principal and interest payment.

(c) Credit Facility – OSI

An amount of $8,000,000 was borrowed during 2005 from a Caribbean financial institution at a rate of 10.5% per year, on a non-recourse basis to install a power plant near OBMI's facilities. The facility is to be reimbursed by 36 equal consecutive quarterly payments including interest commencing June 30, 2006, until March 31, 2015. OSI has granted a fixed and floating charge over its assets to the lender to secure the repayment of the principal sum. OSI must also maintain a debt service account in the amount of one principal and interest payment.

(d) Balance of Purchase Price Payable for Camp Caiman Project

Pursuant to the acquisition of the Camp Caiman project, the Company assumed the balance of the purchase price relating to Ariane's acquisition from Asarco Incorporated, in August 2002, of Asarco Guyane Française S.A.R.L. ("AGF"). The balance of purchase price is accounted for at its discounted value calculated using an interest rate of 3%, without interest and payable as follows:

i) $4,136,800 on August 19, 2006; and

ii) $4,136,800 within 120 days of the commencement of commercial production planned in 2008.

An amount of $2,171,000 was paid in 2004. The balance of purchase price payable is subject to prepayments in the case of a subsequent issuance of equity. The AGF (renamed CBJ Caiman S.A.S.) shares have been pledged as security against the future payments, and will be released upon the full reimbursement of the debt.

(e) Balance of Purchase Price – Rosebel

The balance of the purchase price represented the last installment of $1,000,000 paid in 2005.

(f) Balance of Purchase Price – Grassalco

Upon receiving the Right of Exploitation for the Rosebel project in December 2002, an amount became payable to Grasshopper Aluminum Company N.V. ("Grassalco"), a mining company owned by the Government of Suriname, in compensation for exploration expenses incurred by Grassalco. This amount is payable in three equal annual installments of $696,000, the first of which was paid in 2005. The discounted value was calculated using an interest rate of 3.19%.

58	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Long-term Debt (continued)

(g) Non-participating Shares

The Rosebel mine started commercial production on February 11, 2004. In accordance with the Mineral Agreement between the Company and the Republic of Suriname, the Company issued to the Government of Suriname, following the date of the commercial production as defined, 5% of the participating capital stock of Rosebel Gold Mines N.V. ("RGM"), and 2,000,000 non-participating shares redeemable for $2,000,000. Non-participating shares totalling $480,000 were redeemed in 2005 ($120,000 in 2004).

(h) Convertible Debenture

Upon the acquisition of Sequoia in July 2004, the Company assumed a convertible debenture. This debenture is convertible anytime into 340,166 common shares of the Company and partially convertible at the Company's option under certain conditions. The debenture has a par value of C$1,500,000, bears interest at 10% per annum payable on a quarterly basis, and matures in December 2006. The effective interest rate was 13.5% at December 31, 2005. The fair value of the conversion option associated with the convertible debenture is recorded as "Equity component of convertible debenture" under shareholders' equity. The accretion on the debenture is charged to earnings ratably to maturity.

Interest:

Interest on long-term debt was as follows:

	2005	2004	2003
	$	$	$
Interest on long-term debt
Expensed	3,000	2,291	91
Capitalized	669	529	1,411
	3,669	2,820	1,502

12. Deferred Revenue

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from these prepaid sales were accounted for as deferred revenue.

13. Deferred Gains (Losses)

	2005	2004
	$	$
Deferred losses on gold related to hedging transactions	(85)	(5,134)
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	204	692
	119	(4,442)
Current portion	119	(4,646)
Long-term portion	—	204

CAMBIOR 2005 ANNUAL REPORT	59

14. Liability for Asset Retirement Obligations and Others

Cambior's activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life or construction of new mines. The liability for asset retirement obligations has been considered in the yearend impairment test process. According to management's estimate, the cash flows provided by Cambior's operations and expected from the sale of residual equipment will be sufficient to meet the payment obligations. The Company is required by the Minister of Natural Resources in Québec to provide security pledges (government bonds or letter of credit) based on the mine closure plans. As at December 31, 2005, the Company had $533,000 in deposits restricted (Note 7) for settling its obligations as well as a letter of credit in the amount of $500,000 issued to the Government of Guyana. Asset retirement obligation settlements for OGML have started and will continue in 2006.

At December 31, 2005, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted	Expected timing	Average credit-adjusted
	amounts required	of payments	risk-free rate
	$
Doyon mine	30,294	2007-2017	5.30%
Omai mine	1,787	2006	6.92%
Rosebel mine	3,015	2006-2021	7.18%
Sleeping Giant mine	2,654	2008-2012	6.22%
Niobec mine	2,253	2006-2025	6.29%
Bauxite mine	2,675	2065	7.51%
Other mines	1,359	2006-2009	4.65% - 6.37%
	44,037

The schedule of estimated future disbursements for rehabilitation and for security deposits, is as follows:

$
2006	8,365
2007	5,254
2008	12,080
2009	4,957
2010	6,748
2011 onwards	6,100
43,504

The following table presents the reconciliation of the liability for assets retirement obligations:

	2005	2004
	$	$
Liability for asset retirement obligations
Balance, beginning of year as previously reported	29,434	16,400
Prior years' adjustment to reflect the change in accounting for asset retirement obligations (Note 3)	—	3,358
Restated balance, beginning of year	29,434	19,758
New obligation relating to the acquisition of assets and businesses	1,340	822
Revision in the estimated cash flows and timing of payments	4,855	5,673
Accretion expense	1,832	1,787
Disbursements	(3,427)	—
Foreign exchange variation	911	1,394
Balance, end of year	34,945	29,434
Less current portion	(1,895)	(3,754)
Long-term portion	33,050	25,680
Other obligations	755	279
	33,805	25,959

60	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Employee Future Benefit Plans

The Company contributes to various defined contribution and final-pay defined benefit pension plans for its employees that are funded on the basis of actuarial valuations. The defined benefit pension plans are subject to funding based on actuarial valuation which is performed at least every three years. The most recent actuarial valuation was prepared as at January 1, 2003 and the next required valuation will be as of January 1, 2006. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31st of each year.

As well, senior management of the Company specifically designated by the Board of Directors participate in a supplementary executive retirement plan ("SERP"). The purpose of the SERP is to provide these employees with a pension equal to that which would otherwise be received if the Company's defined benefit pension plan reflected the full amount of the base salary of such employees. Annual contributions are assessed by the Board of Directors based on the Company's financial position and other factors. In 2005, letters of credit amounting to $6,201,000 (C$7,212,000) were issued to guarantee the SERP obligations under retirement compensation agreements.

Upon the acquisition of Sequoia in July 2004, the Company assumed accrued benefit liabilities relating to funded final-pay defined benefit pension plans and other post-retirement benefit plans (health care plans). The Company also recognized a new accrued benefit liability related to a post-retirement benefit plan offered to unionized employees of Niobec. In 2005, the defined benefit pension plan acquired was transferred to a company previously associated with Sequoia. This transfer is presented as a settlement in the following reconciliation. The post-retirement benefit plans are unfunded and require no contribution from employees and the most recent actuarial valuations were prepared in 2004.

Total Cash Payments

Total cash payments for employee future benefits, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to defined contribution plans were $3,853,000 in 2005 ($3,077,000 in 2004).

Defined Contribution Plans

The total expenses for the Company's defined contribution plans amounted to $2,264,000 in 2005 ($2,306,000 in 2004 and $1,908,000 in 2003).

CAMBIOR 2005 ANNUAL REPORT	61

Defined Benefit Plans

	Pension benefit plans		Post-retirement benefit plans
	2005	2004	2005	2004
	$	$	$	$
Accrued benefit obligations
Balance, beginning of year	12,247	7,776	2,362	473
Current service cost	783	534	104	354
Interest expense	735	589	176	84
Actuarial loss	1,553	684	793	180
Benefits paid	(306)	(166)	(100)	(55)
Acquisition of Sequoia	(77)	1,838	—	1,096
Settlement of a plan	(972)	—	—	—
Foreign exchange variation	471	992	120	230
Balance, end of year	14,434	12,247	3,455	2,362

Plan assets
Fair value, beginning of year	8,681	5,377	—	—
Actual return on plan assets	912	554	—	—
Employer contributions	1,589	716	—	—
Benefits paid	(306)	(166)	—	—
Acquisition of Sequoia	—	1,488	—	—
Settlement of a plan	(983)	—	—	—
Foreign exchange variation	342	712	—	—
Fair value, end of year	10,235	8,681	—	—

Pension plan assets consist of:	2005	2004
Asset category:	%	%
Equity securities	57	52
Debt securities	33	36
Other	10	12
Total	100	100

Reconciliation of the funded status of the benefit plans to the amounts recorded in the financial statements is as follows:

	Pension benefit plans		Post-retirement benefit plans
	2005	2004	2005	2004
	$	$	$	$
Fair value of plan assets	10,235	8,681	—	—
Accrued benefit obligations	14,434	12,247	3,455	2,362
Funded status-deficit(1)	(4,199)	(3,566)	(3,455)	(2,362)
Unamortized transitional asset	(1,334)	(1,420)	—	—
Unamortized net actuarial loss	3,189	1,964	997	204
Accrued benefit liabilities	(2,344)	(3,022)	(2,458)	(2,158)

(1) As at December 31, 2005, the two final-pay defined benefit pension plans showed a deficit. As at December 31, 2004, two of the three final-pay defined benefit pension plans were showing a deficit consisting of an accrued benefit obligation totalling $5,989,000 and plan assets of $2,246,000.

62	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Employee Future Benefit Plans (continued)

Defined Benefit Plans (continued)

The accrued benefit liabilities are included in the Company's balance sheet as follows:

	Pension benefit plans		Post-retirement benefit plans		Total
	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$
Accrued benefit asset	1,248	563	—	—	1,248	563
Current portion of long-term liabilities	(250)	(105)	(156)	—	(406)	(105)
Accrued benefit liabilities	(3,342)	(3,480)	(2,302)	(2,158)	(5,644)	(5,638)
	(2,344)	(3,022)	(2,458)	(2,158)	(4,802)	(5,180)

There is no additional minimum liability as defined under US GAAP.

The total costs recognized for the Company's defined benefit plans are as follows:
	Pension benefit plans			Post-retirement benefit plans
	2005	2004	2003	2005	2004	2003
	$	$	$	$	$	$
Current service cost	783	534	436	104	354	(21)
Interest expense	735	589	439	176	84	25
Actual return on plan assets	(912)	(554)	(392)	—	—	—
Actuarial loss	1,553	684	105	793	180	—
Element of employee future benefit costs before
adjustments to recognize the long-term nature
of employee future benefit costs	2,159	1,253	588	1,073	618	4
Adjustments to recognize the long-term nature
of employee future benefit costs:
Difference between expected return and actual return
on plan assets for the year	344	126	108	—	—	—
Difference between actuarial loss recognized
for the year and actuarial loss/gain on accrued
benefit obligations for the year	(1,455)	(627)	(55)	(755)	(160)	—
Amortization of the transitional asset	(129)	(120)	(111)	—	—	—
Defined benefit costs recognized	919	632	530	318	458	4

CAMBIOR 2005 ANNUAL REPORT	63

The significant assumptions used to evaluate the Company's accrued benefit obligations and benefit costs are as follows (weighted-average):

	Pension benefit plans		Post-retirement benefit plans
	2005	2004	2005	2004
	%	%	%	%
Accrued benefit obligations as of December 31:
Discount rate	5.3	6.0	5.3	6.0
Rate of compensation increase	3.0	3.2	—	—
Benefit costs for years ended December 31:
Discount rate	6.0	6.4	6.0	6.0
Expected long-term rate of return on plan assets	7.0	6.8	—	—
Rate of compensation increase	3.2	3.2	—	—
Assumed health care trend rate for the next year used to measure the expected cost covered by the plans
- first four years (first three years in 2004)	—	—	10	10
- thereafter	—	—	5	5

	2005	2004
Average remaining service period of active employees covered by the:	Years	Years
Defined pension benefit plan	16	16
SERP	11	11
Defined pension benefit plan – Sequoia	—	16
Defined post-retirement benefit plan –
- manager and clerical employees at Niobec	14	10
- unionized employees at Niobec	16	16

The estimated employer contributions for 2006 are $963,000. Estimated benefit payments for the next ten years are as follows:

$
2006	463
2007	509
2008	543
2009	531
2010	535
2011 to 2015	4,505
7,086

Sensitivity analysis:

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects for 2005:

	Increase	Decrease
	$	$
Total service and interest costs	15	(16)
Accrued benefit liabilities	177	(151)

64	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Common Shares, Warrants and Options

Authorized

• Unlimited number of voting common shares without par value.

• Unlimited number of Class I preferred shares without par value, issuable in one or several series with rights, privileges, restrictions and conditions to be determined by the Board of Directors.

• 10,000,000 Class II preferred shares.

	2005		2004		2003
	Number		Number		Number
	of securities	Amount	of securities	Amount	of securities	Amount
	(000)		$(000)		$(000)	$
Common shares issued and fully paid:
Balance, beginning of year	274,188	544,545	240,842	445,743	160,167	288,040
Options exercised from 1995 to 2003		—		212		—
Options exercised during the year		262		202		—
Issued:
Public offerings	—	—	29,333	87,823	40,000	72,192
Merger agreement(1)	—	—	—	—	14,835	39,203
Acquisition of Sequoia(2)	—	—	2,241	6,292	—	—
Exercise and expiry of warrants	—	—	150	119	24,754	44,018
Exercise of options(3)	410	406	635	855	515	849
Flow-through common shares	—	—	987	3,299	571	1,441
	410	668	33,346	98,802	80,675	157,703
Balance, end of year	274,598	545,213	274,188	544,545	240,842	445,743

Common share purchase warrants:(4)
Balance, beginning of year	—	—	150	50	2,216	870
Exercised	—	—	(150)	(50)	(702)	(232)
Expired	—	—	—	—	(1,364)	(588)
	—	—	(150)	(50)	(2,066)	(820)
Balance, end of year	—	—	—	—	150	50

Common share purchase options granted
following the Ariane merger and Sequoia acquisition:(1)(2)
Balance, beginning of year	873	953	1,012	1,155	—	—
Granted	—	—	47	10	1,266	1,445
Exercised(3)	(3)	(4)	(186)	(212)	(254)	(290)
Expired	(44)	(6)	—	—	—	—
	(47)	(10)	(139)	(202)	1,012	1,155
Balance, end of year	826	943	873	953	1,012	1,155
Total common shares, warrants and options		546,156		545,498		446,948

(1) Upon the merger agreement with Ariane (Note 9).

(2) Upon the acquisition of Sequoia (Note 9).

(3) The options were exercised by employees of the Company under the stock option plan for directors and key employees and pursuant to the merger agreement with Ariane.

(4) Excluding warrants to purchase common shares that were issued as part of the August 12, 2003 and October 14, 2004 public offerings.

CAMBIOR 2005 ANNUAL REPORT	65

Issuance of Securities

2005:

Common shares were issued in 2005 following the exercise of common share options.

2004:

On October 14, 2004, Cambior issued 29,333,333 units at a price of C$3.75 per unit to a syndicate of underwriters for gross proceeds of $87,823,000 (C$110,000,000). Each unit consisted of one common share and one-half of one Series D common share purchase warrant. Each whole Series D warrant is exercisable at a price of C$4.35 before October 16, 2006. The net proceeds of the offering were used by the Company for general corporate purposes.

In conjunction with the acquisition of Sequoia, the Company issued 2,241,000 common shares on July 2, 2004 (Note 9).

During 2004, 150,000 common shares at a price of C$0.56 per share were issued pursuant to the exercise of warrants for total proceeds of $119,000.

In addition, pursuant to a flow-through financing to incur Canadian Exploration Expenses, common shares were issued as follows during 2004:

	Number of common shares	Issuance price	Total proceeds
	(000)	($ per share)	$
March 18, 2004	111	$3.31 (C$4.40)	367
April 16, 2004	571	$3.27 (C$4.40)	1,868
July 12, 2004	305	$3.49 (C$4.60)	1,064
	987		3,299

2003:

During 2003, 24,754,000 common shares were issued pursuant to the exercise of warrants as follows:

Number of common shares	Exercise price	Total proceeds
(000)	($ per share)	$
10,417	$1.14 (C$1.70)	11,834
107	$0.85 (C$1.30)	123
596	$0.41 (C$0.56)	444
13,634	$2.28 (C$3.00)	31,617(1)
24,754		44,018

(1) During 2003, 1,364,000 warrants exercisable at a price of C$2.20 each and 682,000 warrants exercisable at C$3.00 each expired without being exercised. The value of warrants totalling $588,000 was transferred into common shares.

On August 12, 2003, Cambior issued to a syndicate of underwriters, 40,000,000 units at a price of $1.80 (C$2.50) per unit for gross proceeds of $72,192,000 (C$100,000,000). Each unit consisted of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant is exercisable at a price of C$3.75 prior to August 12, 2008.

On September 2, 2003, 571,000 common shares were issued at a price of $2.52 (C$3.50) pursuant a flow-through financing for total proceeds of $1,441,000 (C$2,000,000) to incur Canadian Exploration Expenses.

Warrants

As at December 31, 2005, the outstanding number of warrants exercisable into common shares was as follows:

Date of issue	Expiry date	Exercise price	Number issued	Number exercisable
		$ per share	(000)	(000)
August 12, 2003	August 12, 2008	C$3.75	20,000	20,000
October 14, 2004	October 16,2006	C$4.35	14,667	14,667
				34,667

66	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Common Shares, Warrants and Options (continued)

Shareholder Rights Plan

On November 4, 2005, the board of Directors adopted a Shareholder Rights Plan (the "Plan") to encourage the fair treatment of shareholders should a take-over bid be made for Cambior. Shareholders will vote on a resolution to ratify the adoption of the Plan at an Annual and Special Meeting of the Shareholders which will be held on or before May 4, 2006. If the resolution is not approved by a majority of votes cast by Shareholders, the Plan and the rights issued under the Plan will terminate and cease to be effective.

The rights issued under the Plan will become exercisable only if a person, including any party related to it, acquires or announces its intention to acquire 20% or more of the outstanding shares of Cambior without complying with the "Permitted Bid" provisions of the Plan or without approval of the Board.

Earnings per Share

The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

Number of instruments	2005	2004	2003
	(000)	(000)	(000)
Options	2,241	7,964	1,625
Warrants	34,667	34,667	—
Convertible debenture	340	340	—
	37,248	42,971	1,625

Reconciliation of the diluted weighted average number of common shares outstanding for the following years is as follows:

Number of instruments	2005	2004	2003
	(000)	(000)	(000)
Basic weighted average number of common shares outstanding	274,339	249,321	187,953
Effect of dilutive stock options	1,551	—	2,054
Effect of dilutive warrants	—	—	570
Diluted weighted average number of common shares outstanding	275,890	249,321	190,577

17. Common Share Purchase Options and Stock-based Compensation

Under the stock option plan for directors and key employees of the Company, options may be granted to eligible employees. Options expire seven years after the date of granting. Once granted, one half of the options may be exercised from the second anniversary date of the granting and the balance after the third anniversary thereof. Options are granted at an exercise price equal to the average quoted (close) market price of the common shares of the Company on the Toronto Stock Exchange for the five trading days immediately preceding the grant date.

CAMBIOR 2005 ANNUAL REPORT	67

The following table sets out the activity in options:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
		price per		price per		price per
	Number	option	Number	option	Number	option
	(000)	$/option	(000)	$/option	(000)	$/option
Common shares reserved(1)	13,730		9,000		9,000
Options outstanding, beginning of year	7,964	2.50	7,254	2.54	5,668	3.13
Granted	1,690	1.85	1,730	2.37	1,400	1.40
Granted following acquisition/merger(2)	—	—	47	5.45	1,266	1.69
Exercised	(410)	0.99	(635)	1.01	(515)	1.08
Forfeited or expired	(1,023)	5.99	(432)	8.99	(565)	11.25
Options outstanding, end of year	8,221	2.09	7,964	2.50	7,254	2.54
Options exercisable, end of year	4,589		4,554		3,540

(1) At their annual general and special meeting held on May 12, 2005, the shareholders approved an increase of common shares issuable under the stock option plan of the Company to an aggregate number equal at all times to 5% of the Company's outstanding common shares. During the second quarter of 2005, such maximum number issuable therefore increased from 9,000,000 common shares to a new maximum of an aggregate number being at all times equal to 5% of the Company's outstanding common shares which represented 13,730,000 common shares, as at December 31, 2005.

(2) Upon the acquisition of Sequoia in 2004 and the merger agreement with Ariane in 2003 (Note 9), the then outstanding options were converted into Cambior options.

The following stock options were outstanding at December 31, 2005, including the options resulting from the acquisition of Sequoia and the merger agreement with Ariane:

	Options outstanding			Exercisable options
			Weighted		Weighted
		Weighted	average		average
		average	exercisable		exercisable
Exercise price	Number	remaining life	price per option	Number	price per option
($ per option)(1)	(000)	(years)	($ per option)	(000)	($ per option)
0.44 to 0.71	888	2.4	0.46	888	0.46
1.07 to 1.53	485	1.5	1.28	485	1.28
1.68 to 2.36	4,660	4.5	1.85	2,487	1.75
2.79 to 3.06	1,492	5.4	2.81	33	2.81
3.61 to 4.88	696	0.8	4.77	696	4.77
	8,221		2.09	4,589	1.91

(1) Options were granted in Canadian dollars and converted in US dollars using the year-end exchange rate.

68	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. Common Share Purchase Options and Stock-based Compensation (continued)

Accounting for Compensation Plans

Cambior adopted, retroactively, the amended recommendations of the CICA Section 3870, as of January 1, 2004.

The fair value of options granted was estimated using the Black-Scholes option-pricing model taking into account an expected life of five years and the following assumptions:

	2005	2004	2003
Semi-annual risk-free interest rate	3.50%	3.95%	4.08%
Volatility	65%	75%	78%
Dividend	—	—	—

The weighted average fair value of options granted in 2005 was $1.00 ($1.44 in 2004 and $0.93 in 2003). In 2005, the total stock-based compensation expense determined under the fair value-based method was $1,595,000 ($1,580,000 in 2004). The fair value of options exercised during 2005 totalling $262,000 ($202,000 in 2004) was transferred from contributed surplus to common shares.

Before 2004, the Company measured compensation costs relating to awards of stock options using the intrinsic value-based method of accounting, and was required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value-based method of accounting had been applied, which would have been reported as follows:

2003
$
Net earnings	801
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(1,065)
Pro forma net loss	(264)
Basic net earnings per share	0.00
Diluted net earnings per share	0.00
Basic net loss per share, pro forma	(0.00)
Diluted net loss per share, pro forma	(0.00)

Share Purchase Plan

The Company has an employee share purchase plan under which eligible employees have the opportunity to acquire common shares of Cambior through payroll deductions. The Company matches up to 50% of the employee contribution up to the lesser of 3% of basic annual salary or C$5,000. The shares are acquired on the open market by a trustee. Cambior's contribution is charged to earnings in the year of contribution, and amounted to $547,000 in 2005, $489,000 in 2004 and $313,000 in 2003.

CAMBIOR 2005 ANNUAL REPORT	69

18. Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Cambior's financial instruments and commodities:

	2005		2004
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$
Financial assets
Cash and cash equivalents(1)	15,582	15,582	21,020	21,020
Short-term investments(1)	—	—	33,846	33,846
Receivables excluding ounces of gold receivables(1)	28,139	28,139	20,315	20,315
Investments – Publicly-traded companies(2)	14,103	20,703	15,820	18,922
Ounces of gold receivable related to the sale of Carlota (Note 9)(3)	24,850	24,792	—	—
Investments – Residual proceeds receivable(4)	—	—	1,912	1,912
Debt service accounts, Cash deposit and promissory note and others(5)	2,178	2,178	2,454	2,454
Fair value of non-hedge derivatives	1,082	1,082	1,549	1,549
Foreign exchange contracts (Note 21)(6)	—	42	—	317

Financial liabilities
Accounts payable and accrued liabilities(1)	54,667	54,667	61,133	61,133
Long-term debt(7)	63,015	62,773	65,229	65,229
Fair value of gold forwards (Note 21)(8)	13,529	33,999	14,273	23,006

(1) The fair value of cash and cash equivalents, short-term investments, receivables excluding ounces of gold receivable and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

(2) The fair value of the shares of publicly-traded companies was based on the last quoted market price.

(3) This valuation is based on the forward price of gold as at year-end, the risk premium and estimated delivery dates.

(4) The fair value of the residual proceeds receivable from the sale of the El Pachon project was equivalent to the carrying amount given the short-term maturity period.

(5) The fair value of the debt service accounts, the promissory note and others is equivalent to the carrying amount given the short-term maturity period.

(6) The Company obtains a valuation from a counterparty of its portfolio of foreign exchange contracts. This valuation is based on forward premium considering market foreign exchange rates.

(7) Since most of the long-term debt is variable rate debt, the fair value of the Company's long-term debt approximates the carrying amount as at December 31, 2005 and 2004.

(8) The Company obtains a valuation from counterparty of its portfolio of gold commitments. This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

19. Cumulative Translation Adjustment

This account reflects the difference in the net value of the assets of the Canadian mining operations relative to the US exchange rate in effect at the end of each reporting period. The changes in this account are as follows:

	2005	2004	2003
	$	$	$
Cumulative unrealized gain (loss), beginning of year	16,670	268	(18,855)
Unrealized net gain for the year on translation of net assets	5,337	16,402	19,123
Gain on foreign exchange accounted for in operations following the reduction
in net investment in Canadian mining operations	(742)	—	—
Cumulative unrealized gain, end of year	21,265	16,670	268
Exchange rate, end of year	1.1630	1.2020	1.2965

70	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. Income and Mining Taxes

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Canadian statutory income tax rate (federal and provincial: 35.01% in 2005, 36.0% in 2004 and 37.2% in 2003) as a result of the following:

	2005	2004	2003
	$	$	$
Income taxes (Income tax benefit) at combined Canadian statutory rate (federal and provincial)	10,879	(24,138)	92
Increase (Decrease) resulting from:
Resource allowance and earned depletion	(463)	671	(742)
Non-taxable portion of gain	(98)	—	(425)
Income tax rate differential of foreign subsidiaries	600	727	302
Use of tax benefits not previously recognized	—	(5,066)	(1,892)
Future income tax recovery resulting from recognition of Rosebel prior years' tax assets	(2,344)	(4,008)	—
Tax treatment of the disposal of Carlota including realization of a capital loss	(19,802)	—	—
Impact of non-deductible (non-taxable) portion of foreign exchange loss (gain) on Canadian currency	(579)	741	(2,560)
Non-deductible items and other elements	2,983	963	124
Increase in valuation allowance	22,381	35,814	5,101
	13,557	5,704	—
Tax on large corporations	86	242	293
Provincial mining taxes (recovery)	(3,682)(1)	214	(712)
Other countries' current taxes (recovery)	—	—	(135)
	9,961	6,160	(554)
(1) This recovery reflects the reversal of $2,177,000 of mining taxes valuation allowance.

The provision for income and mining taxes is made up of the following components:
	2005	2004	2003
	$	$	$
Current:
Federal income taxes – tax on large corporations in Canada	86	242	293
Provincial mining taxes (recovery)	(2,089)	214	(712)
Other countries' current taxes (recovery)	—	—	(135)
	(2,003)	456	(554)
Future:
Provincial mining taxes (recovery)	(1,593)	—	—
Federal and provincial income tax (recovery)	—	(1,180)	—
Foreign income tax	13,557	6,884	—
	11,964	5,704	—
Total	9,961	6,160	(554)

CAMBIOR 2005 ANNUAL REPORT	71

As a result of higher asset values for income tax purposes than accounting values and accumulated losses in Canada, Guyana and in USA, the Company has significant future tax assets available. Some of these assets were utilized as part of the Sequoia acquisition in 2004 (Note 9). The Company records a valuation allowance against any portion of its remaining future income tax assets that it believes will not, more likely than not, be realized.

As at December 31, 2005 and 2004, future tax assets and liabilities were detailed as follows:

	2005			2004
	Canada	US and other	Total	Canada	US and other	Total
	$	$	$	$	$	$
Tax assets:
Future mining taxes	2,211	—	2,211	2,177	—	2,177
Net operating loss carry-forwards	2,607	43,271	45,878	2,778	60,756	63,534
Net capital losses carry-forwards	28,110	—	28,110	11,656	—	11,656
Difference between book
and tax depreciation and depletion	116,189	18,818	134,317	99,134	15,656	114,790
Accrued liabilities	16,108	724	16,832	12,958	2,279	15,237
Others	4,595	—	4,595	4,458	—	4,458
Total of future tax assets before valuation allowance	169,820	62,123	231,943	133,161	78,691	211,852
Valuation allowance	(167,609)	(44,027)	(211,636)	(133,161)	(65,706)	(198,867)
	2,211	18,096	20,307	—	12,985	12,985
Tax liabilities:
Difference between book and tax depreciation
and total of future tax liabilities	1,310	38,536	39,846	1,248	19,869	21,117

Cambior has approximately $182,202,000 ($147,059,000 in 2004) in cumulative Canadian exploration and cumulative Canadian development expenses and approximately $362,837,000 ($315,997,000 in 2004) in property, plant and equipment depreciation for tax purposes available indefinitely to reduce taxable income in future years. The Company also benefits from unclaimed investment tax credits totalling $1,000,000, which can be converted into other deductions anytime.

In 2005, governmental assistance in the form of the Québec resources tax credit reduced exploration expenses by an amount of $2,239,000 ($2,049,000 in 2004).

72	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. Income and Mining Taxes (continued)

Losses carried forward as at December 31, 2005 will expire as follows:

			Canada	United States	Peru(3)
			$	$	$
2006			—	1,056	—
2007			—	645	—
2008			1,192	1,638	—
2009			1,596	1,336	—
2010			322	1,634	—
2011			—	1,026	—
2012			—	1,280	—
2014			4,944	—	—
2018			—	1,713	—
2019			—	1,197	—
2020			—	132	—
2021			—	113	—
2022			—	19	—
Undetermined(4)			—	—	5,772
			8,054	11,789	5,772

		Guyana	Guyana	Guyana	Guyana
	Suriname(1)	OGML(1)	OBCI(2)(4)	OBMI(2)	OSI(2)
	$	$	$	$	$
Unlimited(2)(3)	48,333	55,185	690	1,122	147

(1) In accordance with the Mineral Agreement concluded with the government of the country.

(2) In accordance with the Mineral Agreement concluded with the government of the country. In a given year, losses can only eliminate 50% of the net income.

(3) According to fiscal legislation in Peru, losses can be carried forward until the end of the fourth year following the first year in which a fiscal profit is realized (no fiscal profit has been realized to date).

(4) Omai Bauxite Company Inc.

The Company's French subsidiaries, CBJ-France and CBJ-Caiman, benefit from an income tax exemption plan for a term of ten years. Under those tax holiday plans, certain commitments made to the French Tax Administration must be met. The tax holidays are subject to re-assessment by the authorities.

21. Commitments and Contingencies

Gold Sales and Purchase Commitments

The Company's gold sales and purchase commitments as at December 31, 2005, were as follows(1):

	2006	2007	Total
Total obligations – forwards
Quantity (000 oz.)	119	56	175
Average price ($/oz.)	325	350	333

Gold purchase
Quantity (000 oz.)	(10)	—	(10)
Average price ($/oz.)	406	—	406
Net obligations (000 oz.)	109	56	165

Ounces of gold receivable related to the disposal of Carlota (Note 9) (000 oz.)	25	25	50

(1) The designation dates for accounting purposes differ from commitment dates.

CAMBIOR 2005 ANNUAL REPORT	73

The estimated fair value of Cambior's gold forward sales and purchase commitments, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, is as follows:

	2005	2004
	$	$
Hedge derivatives – Forwards	(33,999)	(23,006)
Non-hedge derivatives	1,082	1,549
Estimated mark-to market value	(32,917)	(21,457)
Recognized on the balance sheet:
Forwards – Doyon future gold production included in the impairment loss in December 2004(1)	(13,529)	(14,273)
Non-hedge derivatives	1,082	1,549
	(12,447)	(12,724)
Off-balance sheet – net fair value of forwards	(20,470)	(8,733)

(1) In conjunction with the impairment loss of the Doyon mine, on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "fair value of hedge derivatives" caption totalling $14,273,000. As at December 31, 2005, an amount of $13,529,000 remained as a liability on the balance sheet for such outstanding derivatives.

The non-hedge derivative gain (loss) is summarized as follows:

	2005	2004	2003
	$	$	$
Variation of the fair value of the non-hedge derivative instruments during the year	(467)	9,339	(1,428)
Gain resulting from the variation in market prices of ounces of gold receivable
related to the disposal of the Carlota project (Note 9)	1,200	—	—
Gain resulting from lease rate swap contracts	—	1,497	3,105
Gain (Loss) arising from the exercise of call options sold and gold purchase commitments	1,964	(8,285)	(1,042)
Non-hedge derivative gain	2,697	2,551	635

Foreign Exchange Contracts

As at December 31, 2005, the Company had commitments, through foreign exchange forward contracts, to deliver US$5,500,000 and obtain in exchange Canadian dollars at an average rate of C$1,1709 in 2006. As at December 31, 2005, the fair value of these foreign exchange contracts was $42,000. This amount was not accounted for in the consolidated statement of operations as the Company's commitments to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments. The Company is exposed to currency risks as a result of revenues derived from its Canadian operations.

Risk of Counterparties

Realization of the Company's hedging program is dependent upon the ability of the counterparties to respect the terms of the contracts and the maintenance of a liquid market. Cambior's counterparties in its hedging transactions are the Company's lenders.

Credit Risk

In the normal course of business of non-gold operations, the Company performs ongoing credit reviews of its customers and evaluates the credit worthiness of all new customers. Except for the ounces of gold receivable following the disposal of Carlota (Note 9), there is no existing single account receivable that represents a substantial risk for the Company. An allowance for doubtful accounts receivable is established while taking into account the specific credit risk related to customers, historical trends and the economic situation.

74	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. Commitments and Contingencies (continued)

Royalties

Production from some mining properties is subject to royalties based on various methods of calculation summarized as follows:

		Royalties included in mining operations expenses
Mine	Calculation	2005	2004	2003
		$	$	$
Rosebel	2% in-kind royalty per ounce of gold production and price participation
	of 6.5% on the amount exceeding a market price of $425 per ounce
	when applicable, using for each calendar quarter the average of the
	market prices determined by the London Bullion Market, P.M. Fix.	3,148	2,010	—

	0.25% of all minerals produced at Rosebel payable to a charitable
	foundation for the purpose of promoting local development of natural
	resources within Suriname	682	489	—

	10% of the excess, if any, of the average quarterly market price
	above $300 per ounce for gold production from the soft and transitional
	rock portions and above $350 per ounce from the hard rock portion
	of the Rosebel property, after commencement of commercial production
	and up to a maximum of 7,000,000 ounces produced	4,773	2,882	—

Omai Gold	5% in-kind royalty on mineral production payable to the Government
	of Guyana. Reduction of 1% if the gold price is lower than $280 per ounce	2,147	4,890	4,945

Doyon	24.75% of any excess of the annual average market price over $375 per
	ounce of gold produced (1,275,000 remaining ounces of production
	at December 31, 2005)	1,674	1,154	—

Mouska	Two royalties of 0.2% and 2.0% respectively of gold production	546	118	460
Total		12,970	11,543	5,405

The Company is also subject to other royalties for which no amount was paid during 2005, 2004 and 2003:

Sleeping Giant: Two royalties representing 2% of gross operating profit for one and 15% of net operating profit for the other.

Sequoia Minerals

As part of the acquisition of Sequoia, the Company has assumed the indemnity and guarantees issued to the purchaser of a business sold in 2003, for a ten-year term for environmental purposes, up to a maximum amount of C$1,750,000.

Other Commitments

As at December 31, 2005, the Company had commitments to complete facilities, summarized as follows:

$
Niobec	1,501
OBMI	3,248
Caiman	707
5,456

CAMBIOR 2005 ANNUAL REPORT	75

Claims OMAI

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately US$2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that had previously filed actions without success in both Québec and Guyana.

Cambior and OGML consider this action as unfounded and frivolous and OGML is contesting it vigorously.

Others

The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavorable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company's financial condition.

22. Joint Ventures

The following accounts represent the Company's proportionate interest in the joint ventures of the Sleeping Giant mine (50%) up to April 30, 2005 and of the Niobec mine (50%) up to July 2, 2004 (Note 9).

	2005	2004	2003
	$	$	$
Current assets	—	1,694	9,462
Property, plant and equipment	—	10,504	25,014
Current liabilities	—	(1,572)	(3,678)
Other liabilities	—	(1,686)	(2,095)
	—	8,940	28,703
Revenues	3,796	24,687	33,704
Expenses	(4,359)	(22,616)	(26,305)
Net earnings (loss)	(563)	2,071	7,399

	$	$	$
Cash flow from (used in):
Operating activities	211	3,723	10,447
Investing activities	(1,484)	(3,499)	(6,156)
Financing activities	(4)	(11)	—

76	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23. Segmented Information

The Company's operations are managed on a mine basis. The Company operates four gold mines, a niobium operation and a bauxite operation. Camp Caiman in French Guiana was acquired in November 2003 and is a development project.

						Camp
				Sleeping	Niobec,	Caiman	Corporate
	Rosebel	Omai	Doyon	Giant	Bauxite	(French	and
(Suriname)		(Guyana)	(Canada)	(Canada)	and others	Guiana)	projects	Total
	$	$	$	$	$	$	$	$
2005
Revenues – Mining operations	151,520	37,067	72,956	18,814	93,182	—	(5,652)	367,887
Financial expenses	10,034	210	108	(7)	1,854	—	(7,507)	4,692
Depreciation, depletion and amortization	19,160	3,376	13,718	4,186	7,239	—	252	47,931
Income and mining taxes (recovery)	14,105	—	(2,675)	(514)	(1,041)	—	86	9,961
Earnings (Loss)	26,673	(8,764)	918	(3,318)	2,752	(363)	(11,660)	6,238
Capital expenditures (disposals)	27,907	(3,144)	8,588	7,810	35,999	6,248	(7,720)(1)	75,688
Property, plant and equipment	148,662	8,729	68,321	16,758	136,669	64,624	11,103	454,866
Assets	191,225	15,714	78,982	18,774	179,259	64,929	72,471	621,354

2004
Revenues – Mining operations	109,448	80,870	53,138	11,749	44,739	—	37	299,981
Financial expenses	9,466	378	10	34	436	2	(6,209)	4,117
Depreciation, depletion and amortization	18,745	8,903	14,191	2,126	2,733	—	239	46,937
Impairment loss and restructuring costs	—	—	73,152	—	—	—	—	73,152
Income and mining taxes (recovery)	6,845	—	—	—	404	—	(1,089)	6,160
Earnings (Loss)	21,971	3,382	(92,871)	(427)	3,754	(1,307)	(8,516)	(74,014)
Capital expenditures (disposals)	41,869	(3,020)	17,227	3,051	61,175	7,711	19,135(1)	147,148
Property, plant and equipment	140,880	14,160	66,035	10,504	105,396	58,257	3,615	398,847
Assets	184,166	36,004	73,251	12,198	136,460	58,747	89,588(2)	590,414

2003
Revenues – Mining operations	—	83,062	71,392	11,235	24,935	—	245	190,869
Financial expenses	—	1,529	9	(4)	—	—	389	1,923
Depreciation, depletion and amortization	—	9,936	15,825	1,785	861	—	327	28,734
Income and mining taxes (recovery)	—	—	(570)	(143)	—	—	159	(554)
Earnings (Loss)	(137)	3,377	(2,850)	956	6,635	(8)	(13,220)	(5,247)
Capital expenditures (disposals)	91,083	(1,535)	10,617	4,438	2,820	(2,043)	2,851(1)	108,231

(1) Includes net disposals of $12,174,000 (capital expenditures of $5,888,000 in 2004 and $1,654,000 in 2003) related to discontinued operations (Note 9).

(2) Includes assets held for sale totalling $22,952,000 at December 31, 2004 related to discontinued operations (Note 9).

Reconciliation of reportable operating divisional earnings (loss) to net earnings (loss) for the year is as follows:

	2005	2004	2003
	$	$	$
Operating division earnings (loss)	17,898	(65,498)	8 686
Corporate and projects loss	(11,660)	(8,516)	(13,376)
	6,238	(74 014)	(4,693)
Investment and other income	598	937	2,997
Stock-based compensation	(1,595)	(1,580)	—
Gain (Loss) on foreign exchange	(98)	(1,103)	1,862
Gain on disposal of assets	12,540	—	—
Non-hedge derivative gain	2,697	2,551	635
Gain on foreign exchange from reduction in net investment	742	—	—
Non-controlling interest	(920)	(565)	—
Net earnings (loss)	20,202	(73,774)	801

CAMBIOR 2005 ANNUAL REPORT	77

Geographic Information

	Revenues – mining operations			Property, plant and equipment
	2005	2004	2003	2005	2004
	$	$	$	$	$
Canada	137,541	104,091	105,341	182,193	164,135
Guyana	78,826	86,442	85,528	53,907	34,238
French Guiana	—	—	—	64,624	58,257
Suriname	151,520	109,448	—	148,662	140,880
Others	—	—	—	5,480	1,337
	367,887	299,981	190,869	454,866	398,847

24. Generally Accepted Accounting Principles in Canada and the United States

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

A. Consolidated Financial Statements

The adjustments to comply with US GAAP would be as follows:

Consolidated statement of operations	2005	2004	2003
			Restated(j)(1)
	$	$	$
Net earnings (loss) as per Canadian GAAP	20,202	(73,774)	801
Impairment loss(a)	—	13,604	—-
Depreciation, depletion and amortization(b)	1,613	4,345	4,529
Exploration and development costs for mining properties(c)	(16,833)	(14,732)	(3,641)
Unrealized gain (loss) on forward exchange contracts(d)	(98)	(565)	(893)
Gain on foreign exchange from reduction in net investment(e)	(742)	—	—
Cumulative effect of change in accounting policy for asset retirement obligations(f)	—	—	1,930
Gain on foreign exchange contracts – acquisition of businesses(g)	—	1,137	—
Interest on accretion of the convertible debenture(h)	42	22	—
Income and mining taxes(i)	32	(317)	—-
Stock-based compensation(j)	35	—	(1,065)
Interest income(m)	30	—	—
Non-hedge derivative gain(m)	16	—	—
Gain on disposal of assets(r)	10,449	—	—
Net earnings (loss) as per US GAAP	14,746	(70,280)	1,661
Basic and diluted net earnings (loss) per share as per US GAAP	0.05	(0.28)	0.01

(1) For retrospective application in accounting policies.

78	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. Generally Accepted Accounting Principles in Canada and the United States (continued)

A. Consolidated Financial Statements (continued)

The consolidated balance sheet items, adjusted to comply with US GAAP, would be as follows:

	December 31, 2005				December 31, 2004
	As per			As per	As per			As per
	Canadian			US	Canadian			US
	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP
	$	$		$	$	$		$
Assets
Current portion of deferred losses	—	—		—	4,646	(4,646)	(n)	—
Receivables	41,497	(585)	(m)	40,912	—	—		—
Investments and other assets	31,433	6,600	(l)	37,448	20,185	3,102	(l)	23,287
		(585)	(m)
Embedded derivative	—	1,216	(m)	1,216	—	—		—
Property, plant and equipment	454,866	(28,279)	(a)	416,099	398,847	(28,279)	(a)	372,803
		29,998	(b)			28,385	(b)
		(41,448)	(c)			(27,112)	(c)
		1,137	(g)			1,137	(g)
		(175)	(h)			(175)	(h)
Assets held for sale	—	—		—	22,952	(7,952)	(c)	15,000

Liabilities
Current portion of deferred gains	119	(119)	(n)	—	—	—		—
Deferred gains	—	—		—	204	(204)	(n)	—
Current portion of fair value
of hedge derivative	9,463	14,276	(n)	23,739	—	—		—
Fair value of hedge derivatives	4,066	6,152	(n)	10,218	14,273	8,416	(n)	22,689
Convertible debenture	1,256	34	(h)	1,290	1,173	75	(h)	1,248
Future income and mining tax liabilities	39,846	(485)	(i)	39,361	21,117	(453)	(i)	20,664

Shareholders' equity
Common shares and options	546,156	(35,022)	(o)	518,657	545,498	(34,956)	(o)	518,065
		6,753	(p)			6,753	(p)
		770	(i)			770	(i)

Equity component of convertible debenture	262	(262)	(h)	—	262	(262)	(h)	—

Contributed surplus	18,378	11,626	(p)	391,636	17,039	11,626	(p)	390,332
		361,667	(q)			361,667	(q)
		(35)	(j)

Deficit	(184,341)	(374,465)		(558,806)	(204,477)	(369,075)		(573,552)

Changes in market value of investments	—	6,600	(l)	6,600	—	3,102	(l)	3,102
Loss on hedge derivatives	—	(20,309)	(n)	(20,309)	—	(12,956)	(n)	(12,956)
Cumulative translation adjustment	21,265	10,222	(e)	11,963	16,670	9,480	(e)	6,627
		(19,513)	(p)			(19,513)	(p)
		(11)	(h)			(10)	(h)

CAMBIOR 2005 ANNUAL REPORT	79

(a) Impairment Loss

Periodic reviews of the carrying amount of the Company's property, plant and equipment are performed in accordance with Canadian GAAP requirements which, beginning in 2004, are similar to US GAAP requirements with respect to the writedown of assets. The impact on net earnings (loss) in 2004 results from the fact that the impaired assets had a lower net book value under US GAAP than under Canadian GAAP.

In addition, under US GAAP, the impairment loss and restructuring costs for the year 2004 would be included in the calculation of "earnings before the undernoted items".

(b) Depreciation, Depletion and Amortization

The depreciation, depletion and amortization of mining assets for the years 2005, 2004 and 2003 was lower under US GAAP than under Canadian GAAP as a result of writedowns accounted for in prior years for the related assets.

Under Canadian GAAP, certain components of tailing dam projects are amortized over a period that reflects the anticipated project total construction costs and total expected lifetime. Under US GAAP, such method is prohibited as only historical costs and actual lifetime are to be considered in the computation of amortization.

(c) Exploration and Development Costs for Mining Properties

Under Canadian GAAP, exploration and development costs incurred subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are allocated to property, plant and equipment under mining projects. Under the United States Securities and Exchange Commission ("SEC") guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be expensed as incurred and such property should be classified as an exploration property.

In addition, evaluation costs related to deposits on existing operating properties that are capitalized under Canadian GAAP are expensed as incurred under SEC guidelines.

(d) Unrealized Gain (Loss) on Forward Exchange Contracts

Gains and losses on forward exchange contracts are charged to income in the same period as the corresponding hedged item. Under US GAAP, for the years ended December 31, 2001 and for the six-month period ended June 30, 2002, unrealized gains (losses) were charged to income as they occurred. Since July 1, 2002, the Company has designated foreign currency fixed forwards as cash flow hedges for US GAAP purposes. Consequently, those contracts are marked to market and related unrealized gains or losses are charged to other comprehensive income. Unrealized gains and losses are included in revenues in the same period as the corresponding hedged item.

(e) Gain on Foreign Exchange from Reduction in Net Investment

The Company has recognized an exchange gain as a result of the reduction in the net investment in Canadian mining operations. Under US GAAP, adjustments to the equity translation account are made only when there is a reduction in ownership as a result of a sale of a portion of the ownership to a third party.

(f) Asset Retirement Obligations

On January 1, 2004, for Canadian GAAP purposes, the Company adopted the recommendations of CICA Section 3110. This change in accounting policy was applied retroactively with restatement of the prior years' consolidated financial statements. For US GAAP purposes, on January 1, 2003, the Company adopted the provisions of SFAS 143, "Accounting for Asset Retirement Obligations". Under such provisions, the cumulative effect of the change in accounting principle must be included in the statement of operations during the year of adoption of the accounting policy.

(g) Gain on Foreign Exchange Contracts – Acquisition of Businesses

Under Canadian GAAP, the disbursement for the acquisition of Sequoia in 2004, denominated in Canadian dollars, was accounted for using the exchange rate fixed by foreign exchange fixed forward contracts purchased by the Company to hedge the foreign exchange risk related to the disbursement.

Under US GAAP, such hedging is not permitted. The disbursement must be accounted for using the exchange rate at the date of the acquisition and a foreign exchange gain must be recognized.

80	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. Generally Accepted Accounting Principles in Canada and the United States (continued)

A. Consolidated Financial Statements (continued)

(h) Convertible Debenture

Under Canadian GAAP, the convertible debenture was divided into a liability component and an equity component. The interest expense is calculated based on the liability component using the effective interest rate.

Under US GAAP, the convertible debenture must be accounted for as a liability at its par value and the interest expense must be calculated using the contract interest rate.

(i) Income and Mining Taxes

For US GAAP purposes, income and mining taxes would be reduced by $32,000 ($453,000 in 2004) to reflect the impact, on future income taxes, of the increased amortization of the costs of the tailing dam projects.

Furthermore, the US GAAP treatment for the issuance of flow-through shares differs from Canadian GAAP which resulted in an increase of $770,000 in 2004.

(j) Stock-based Compensation

On January 1, 2004, for Canadian GAAP purposes, the Company adopted the recommendations of CICA Section 3870. This change in accounting policy was applied retroactively without restating prior periods.

As described in "Changes in accounting policies under US GAAP", the Company adopted the provisions of SFAS 123(R) "Share-Based Payment" using a modified retrospective application.

Under US GAAP, this retrospective application requires the restatement of prior years.

In addition, under US GAAP, the expense must be calculated by taking into account the estimation of awards expected to vest which resulted in a decrease of $35,000 in the stock-based compensation for 2005.

(k) Deferred Stripping Costs

As mentioned in Note 2 "Accounting policies", the Company deferred mining costs associated with stripping activities in the case of an open-pit mine if the actual ratio of total tonnes of material mined relative to gold production in a given year was higher than the estimated average ratio for the life of the mine. The Company charged to operations the amortization of deferred stripping costs in the periods during which the actual ratio of total tonnes of material mined was lower than the estimated average ratio for the life of the mine. This accounting method results in the smoothing of these costs over the remaining life of the mine. Instead of capitalizing these costs, some mining companies expense them as incurred, which may result in a greater volatility in period-to-period results of operations. In March 2005, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF Issue 04-06, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," as further discussed in section 24.C "Accounting pronouncements not yet implemented". The consensus was that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced during the period the stripping costs are incurred. Had the Company followed a policy of expensing these costs as incurred, as proposed by EITF 04-06, the reported mining operation expenses would have been reduced by $4,754,000 in 2004 and by $5,740,000 in 2003.

CAMBIOR 2005 ANNUAL REPORT	81

(l) Long-term Investments

Investments in shares of public companies and debt securities are recorded at cost, less any provision for decrease in value for an other-than-temporary decline. Under US GAAP, the Company is required to account for investments available-for-sale at fair value and to present the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

(m) Gold Receivable

Under both Canadian and US GAAP, the fair value at closing, of the ounces of gold receivable related to the sale of the Carlota project (Note 9) was determined to be $23,630,000. Cambior recognized both a $24,450,000 gold receivable and a related discount of $820,000. Under Canadian GAAP, the gold receivable is revaluated at each balance sheet date at the current spot price and the variation is accounted for under the "non-hedge derivative gain" caption in the statement of operations. The discount is amortized up to the time of deliveries and is accounted for under the "investment income" caption in the statement of operations.

Under US GAAP, the ounces of gold receivable are considered a hybrid instrument composed of a receivable host contract and an embedded derivative that must be bifurcated from the host contract. The value of the embedded derivative was zero at the closing of the transaction.

The host contract is accounted for as an interest-bearing receivable, with accrued interest charged to operations. The embedded derivative is marked-to-market at each balance sheet date with the variation charged to operations under "non-hedge derivative gain or loss". Furthermore, the receivable and the embedded derivative instrument should be presented separately on the balance sheet.

(n) Gain (Loss) on Hedge Derivatives

As explained in the accounting policies section, the Company designated gold forward contracts as cash flow hedges for US GAAP purposes. Furthermore, since July 1, 2002, the Company has designated foreign exchange contracts as cash flow hedges of Canadian sales denominated in US dollars. For US GAAP purposes, those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income until the hedged production is delivered. Upon delivery, the gain or loss on the hedging contract that has been deferred in other comprehensive income is transferred to revenues in the consolidated statement of operations. When the Company delivers gold production against such contracts at a date earlier than anticipated or liquidates the contract before such anticipated date, the gain or loss continues to be deferred in other comprehensive income and is transferred to revenues in the period of the corresponding hedged item's original designation date. If the Company delivers gold production against such contracts at a date later than anticipated, the Company transfers the related gain or loss to revenues on the original designation date.

(o) Share Issue Expenses

Share issue expenses are shown as an increase to the deficit as provided for under Canadian GAAP. Under US GAAP, these expenses must be shown as a reduction of capital stock.

(p) Change in Reporting Currency

The Company adopted the US dollar as its reporting currency effective January 1, 1996. Under US GAAP, prior years' financial statements must be translated using the current rate method, using the year-end rate or the rate in effect at the transaction dates, as appropriate. This translation approach was applied retroactively.

(q) Elimination of the Deficit

On May 7, 2002, the Company's shareholders adopted a resolution to apply amounts available from the contributed surplus account of $23,047,000 to reduce the Company's accumulated deficit, and on June 22, 2000, shareholders adopted a resolution to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999 by applying amounts available from the contributed surplus account. Under US GAAP, such transfers are not permitted.

82	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. Generally Accepted Accounting Principles in Canada and the United States (continued)

A. Consolidated Financial Statements (continued)

(r) Disposal of Assets and Discontinued Operations

Under Canadian GAAP, the gain on disposal of the Carlota project is based on the carrying value of the project which includes exploration and development costs capitalized. The Canadian GAAP carrying value of Carlota is therefore higher than under US GAAP.

Under US GAAP, this gain on disposal is therefore calculated based on a reduced carrying value. This gain under US GAAP also reflects $372,000 relating to assets having a $0 cost under US GAAP.

In addition, under US GAAP, the exploration and development expenses related to that project ($2,125,000 in 2005, $5,888,000 in 2004 and $1,654,000 in 2003) would be presented separately as discontinued operation in the statement of operations.

Changes in Accounting Policies Under US GAAP

1) FASB Statement 143

For US GAAP purposes, effective January 1, 2003, the Company adopted the provisions of FASB Statement 143, "Accounting for Asset Retirement Obligations". SFAS 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost for restoring a mine site upon termination of an operation, with a corresponding increase in the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset and recognizes an accretion expense in relation with the discounted liability over the remaining life of the mining property. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. For Canadian GAAP purposes, the Company began accounting for asset retirement obligations retroactively for the year beginning on January 1, 2004.

In 2003, as a result of the initial application of SFAS 143, a $1,930,000 gain was recorded as a cumulative effect of a change in accounting policy.

2) FASB Statement 123 (revised 2004)

For US GAAP purposes, the Company adopted on January 1, 2004, the provisions of SFAS 123(R), "Share-based payment".

SFAS 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in exchange of share-based payment transactions. Statement 123(R) requires that such transactions be accounted for using the fair value-based method and that compensation expense be recorded in the statement of operations.

The Company elected to apply the modified version of retrospective application, indicated in SFAS 123(R), under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods. Therefore, the financial statements of prior years have been restated to record the change of this accounting policy.

CAMBIOR 2005 ANNUAL REPORT	83

The following table presents the impact of SFAS 123(R) on the 2004 financial statements:

		2004
		$
Consolidated Balance Sheet
Fair value of options granted from 1995 to 2004		15,873
Stock-based compensation costs for 2004		1,580
Increase in deficit		17,453

Fair value of options exercised from 1995 to 2004		212
Fair value of options exercised during 2004		202
Increase in common shares		414
Increase in contributed surplus – residual amount		17,039

	2004	2003
	$	$
Consolidated Statement of Operations
Increase in stock-based compensation costs	1,580	1,065

SFAS 123(R) has no material impact on earnings (loss) per share as per US GAAP.

3) Mining Assets: Impairment and Business Combinations

In March 2004, the Emerging Issues Task Force (EITF) of the FASB issued abstract No. 04-3 providing a consensus that an entity should include value beyond proven and probable reserves (VBPP) and the effects of anticipated fluctuations in the future market price of minerals in determining the value allocated to mining assets in a purchase price allocation. In addition, an entity should include the cash flows associated with VBPP in estimates of futures cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. The estimated cash flows should also include the estimated cash outflows required to develop and extract the VBPP. An entity should also consider the effects of anticipated fluctuations in the market price of minerals when estimating future cash flows for impairment testing. This pronouncement was considered in establishing the impairment loss accounted for in 2004.

B. Consolidated Comprehensive Income (Loss)

The statement of consolidated comprehensive income (loss) is as follows:

	2005	2004	2003
	$	$	$
Net earnings (loss) as per US GAAP	14,746	(70,280)	1,661
Other comprehensive income (loss)
Foreign currency translation adjustment	5,336	16,392	19,123
Gain (Loss) on hedge derivatives	(7,353)	42,496	(19,583)
Unrealized holding gains (losses) on available for-sale-securities	3,032	(966)	2,306
Realized gains on available-for-sale securities	(558)	—	—
Other-than-temporary impairment charges relating to available-for-sale securities	1,024	—	—
Consolidated comprehensive income (loss)	16,227	(12,358)	3,507

84	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. Generally Accepted Accounting Principles in Canada and the United States (continued)

B. Consolidated Comprehensive Income (Loss) (continued)

Changes in items of the other comprehensive income (loss) are as follows:

		Changes
	Balance at	during	Balance
	beginning	the year	at end
	$	$	$
2005
Cumulative translation adjustment	6,627	5,336	11,963
Loss on hedge derivatives	(12,956)	(7,353)	(20,309)
Unrealized gain on investments	3,102	3,498	6,600
Total changes in other cumulative comprehensive loss	(3,227)	1,481	(1,746)

2004
Cumulative translation adjustment	(9,765)	16,392	6,627
Gain (Loss) on hedge derivatives	(55,452)	42,496	(12,956)
Unrealized gain (loss) on investments	4,068	(966)	3,102
Total changes in other cumulative comprehensive loss	(61,149)	57,922	(3,227)

2003
Cumulative translation adjustment	(28,888)	19,123	(9,765)
Loss on hedge derivatives	(35,869)	(19,583)	(55,452)
Unrealized gain on investments	1,762	2,306	4,068
Total changes in other cumulative comprehensive loss	(62,995)	1,846	(61,149)

C. Accounting Pronouncements not yet Implemented US GAAP

1) Statement on Accounting Changes and Error Corrections (SFAS 154)

During the second quarter of 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections", which changes the accounting and reporting requirements for the change in an accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in an accounting principle, unless it is impracticable to do so. SFAS 154 differentiates between retrospective application and restatement. Retrospective application is defined as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

2)Inventory Costs

In November 2004, the FASB issued SFAS 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4". SFAS 151 amends the guidance in ARB No. 43, Chapter 4 "Inventory Pricing", to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The proposed statement would:

• Recognize as current-period charges, idle facility expense, excessive spoilage, double freight, and rehandling costs regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43.

• Require that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition.

CAMBIOR 2005 ANNUAL REPORT	85

3) Exchange of Non-monetary Assets

In December 2004, the FASB issued SFAS 153, "Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29". SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, "Accounting for Non-monetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

4) EITF Issue 04-06: Accounting for Stripping Costs Incurred During Production

At the March 17, 2005 EITF meeting, the Task Force reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. The Task Force noted that the consensus does not address the accounting for stripping costs incurred during the pre-production phase of a mine. The consensus in this Issue is effective for the first reporting period in fiscal years beginning after December 15, 2005 with the early adoption permitted. There were no stripping costs deferred as at December 31, 2005 and 2004. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition. Going forward, this pronouncement may have an impact on future years if the Company starts a new mining operation, as stripping costs are usually incurred, in production phase, in the first years of operations of an open-pit mine.

Canadian GAAP

1) Financial Instruments

In April 2005, the CICA Accounting Standards Board ("AcSB") issued the following new sections: Section 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855, "Financial Instruments – Recognition and Measurement", and Section 3865, "Hedges". These standards, which are aimed at harmonizing Canadian and US rules, will be applicable for fiscal years starting on or after October 1, 2006. The Company is currently evaluating the impact of this pronouncement, including the initial application.

1.1) Section 1530 "Comprehensive Income"

According to Section 1530 "Comprehensive Income", comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owners sources.

1.2) Section 3251 "Equity"

This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this Section is a requirement for an enterprise to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period.

1.3) Section 3855 "Financial Instruments – Recognition and Measurement"

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets, which include trade and loans receivable and investments in debt and equity securities, must be classified into one of four categories:

• Held-to-maturity investments (measured at cost);

• Loans and receivables (measured at amortized cost);

• Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);

• Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale, and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in a separate component of shareholders' equity called "Other Comprehensive Income" until the asset is sold). Impairment of investments in securities would be recognized earlier than under existing GAAP.

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

86	CAMBIOR 2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. Generally Accepted Accounting Principles in Canada and the United States (continued)

C. Accounting Pronouncements not yet Implemented (continued) Canadian GAAP (continued)

1.4) Section 3865 "Hedges"

Section 3865 includes the guidance on hedging relationships that was previously contained in AcG-13, "Hedging relationships", such as that relating to the designation of hedging relationships and their documentation and specifies how hedge accounting should be applied and identifies the information that should be disclosed.

Derivatives used as hedging items should be measured at fair value considering the following specific considerations:

• If the derivative is used as a hedge of an exposure to changes in fair value of an asset or a liability or of a firm commitment, changes in fair value of derivative and offsetting change in the fair value of the hedged item attributable to the hedged risk exposure are recognized in net income. The carrying amount of the hedged item is adjusted for the gain or loss on the hedged risk.

• If the derivative is used as a hedge of an exposure to changes in cash flows of an asset or liability or of a forecasted transaction or of a foreign currency risk relating to a firm commitment, the portion of the gain or loss on the derivative that is determined to be an effective hedge is recognized in other comprehensive income. The portion determined not to be an effective hedge is recognized in net income. Gains or losses accrued in other comprehensive income are recognized in net income in the period in which the hedged item has an impact on net earnings.

• A hedge of a net investment in a self-sustaining foreign operation is treated in a manner similar to a cash flow hedge.

2) Section 3831 "Non-monetary Transactions"

Section 3831 establishes standards for the measurement and disclosure of non-monetary transactions. An asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when the transaction lacks commercial substance. Specific criteria are given to assess whether this condition is present in a particular exchange, which would require an entity to consider whether its value or its future cash flows have been altered as a result of the transaction. The "commercial substance" criterion replaces the "culmination of the earnings process" criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

3) EIC-152 "Mining Assets – Impairment and Business Combinations"

According to EIC-152, an entity should include the value beyond proven and probable reserves ("VBPP") in the value allocated to mining assets in a purchase price allocation. Also, an entity should include the cash flows associated with VBPP in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Section 3063, "Impairment of Long-lived Assets", of the CICA Handbook. At last, the effects of anticipated fluctuations in the future market price of minerals should also be considered in both determining the fair value of mining assets in a purchase price allocation and estimating future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. EIC-152 may be applied prospectively and should be applied to business combinations completed after March 26, 2005, and to goodwill and asset impairment tests performed in reporting periods beginning after March 16, 2005. The Company does not expect this pronouncement to have a material impact on the accounting of future business combinations. The Company considered VBPP in the impairment test for the year ended December 31, 2005.